Exhibit 99.1

[Grassi & Co. Letterhead]

INDEPENDENT ACCOUNTANT’S REPORT
ON APPLYING AGREED-UPON PROCEDURES

MS Structured Asset Corp.
1585 Broadway
New York, NY 10036

With respect to the Structured Asset Trust Unit Repackagings 2004-6 (“SATURNS Trust 2004-6”), we have performed the procedures listed below, which were agreed to by MS Structured Asset Corp. (the “Depositor”) solely to assist the Depositor in evaluating the Trustee’s (U.S. Bank National Association) assertions that the administration of the Trust Property of SATURNS Trust 2004-6 (the “Trust”) was conducted in accordance with the terms of the Trust Agreement relating thereto for the year ended December 31, 2012.  This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants.  The sufficiency of these procedures is solely the responsibility of the Depositor, the specified user of this report.  Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Pursuant to the foregoing, for SATURNS Trust 2004-6, we:

1.	Recalculated the semi-annual interest payment, on the underlying security as defined in the prospectus.

2.	Verified that interest payments on the underlying security were received on the scheduled date for payment thereof.

3.	Recalculated the semi-annual interest distributions and principal distributions, if any, on the Class A and Class B units.

4.	Verified that distributions on Class A and Class B units were made on the scheduled dates for distribution thereof.

5.	Verified Trust property amounts and balances.

6.
Verified that the amounts of any units redeemed, upon receipt of redemption payments or notices of exercise of warrants, matched amounts of the relevant redemptions and warrant exercise amounts notified to the Trustee.  None Noted

7.
Verified that the proceeds of redemptions, exercise of warrants and liquidation of underlying securities following any underlying security default were applied within the time and in the manner provided in the Trust Agreement.  None Noted

8.	Verified that reports on Form 8-K were filed by the Trustee with the Securities and Exchange Commission on or before the fifteenth day following each payment date for the Class A and Class B units.

We found no exceptions as a result of the procedures performed.

We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on the Trustee’s assertions.  Accordingly, we do not express such an opinion.  Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are independent public accountants with respect to the Trustee and the Trust, as defined under the Code of Professional Ethics of the American Institute of Certified Public Accountants.

This report is intended solely for the use of the Depositor and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes.  However, this report is a matter of public record as a result of being included as an exhibit to the annual report on Form 10-K prepared by MS Structured Asset Corp. and filed with the Securities and Exchange Commission on behalf of SATURNS Trust 2004-6, and its distribution is not limited.

/s/ GRASSI & CO., CPAs, P.C.
GRASSI & CO., CPAs, P.C.

New York, New York
March 21, 2013